Exhibit 99.5

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements

June 30, 2013

(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements  as at June 30, 2013

Contents	Page

Auditors’ Report	2
Condensed Interim Statements of Financial Position	3
Condensed Interim Income Statements	5
Condensed Interim Statements of Comprehensive Income	6
Condensed Interim Statements of Changes in Equity	7
Condensed Interim Statements of Cash Flows	10
Notes to the Condensed Interim Financial Statements	12

Somekh Chaikin
KPMG Millennium Towe	Telephone	03 684 8000
17 Ha’Arbaa Street, P.O. Box 609	Fax	03 684 8444
Tel Aviv 61006	Internet	www.kpmg.co.il

Review Report to the Shareholders of
D.B.S. Satellite Services (1998) Ltd.

Introduction

We have reviewed the accompanying financial information of D.B.S. Satellite Services (1998) Ltd. (hereinafter- “the Company”) comprising of the condensed interim statement of financial position as of June 30, 2013 and the related condensed interim statements of operations, comprehensive income, changes in equity and cash flows for the six and three month periods  then ended. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on interim financial information for these interim periods based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the abovementioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial condition of the Company.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

July 29, 2013

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements  as at June 30, 2013

Condensed  Interim Statements of Financial Position
	June 30, 2013	June 30, 2012	December 31 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Assets
Cash and cash equivalents	-	20,050	-
Trade receivables	160,813	162,073	163,043
Other receivables	4,745	6,402	1,674
Total current assets	165,558	188,525	164,717

Broadcasting rights, net of rights exercised	396,290	364,948	377,349
Property, plant and equipment, net	757,123	705,268	745,365
Intangible assets, net	109,327	93,204	99,864
Total non-current assets	1,262,740	1,163,420	1,222,578

Total assets	1,428,298	1,351,945	1,387,295

The notes to the condensed interim financial statements are an integral part thereof.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements  as at June 30, 2013

Condensed Interim Statements of Financial Position

	June 30, 2013	June 30, 2012		December 31 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS thousands	NIS thousands		NIS thousands

Liabilities
Borrowings from banks	2,469	403,998		69,322
Current debenture maturities	189,534	58,213		174,305
Suppliers and service providers	406,455	454,067		396,572
Other payables	146,007	170,669	*	172,412
Provisions	11,356	37,888		6,200
Total current liabilities	755,821	1,124,835		818,811
Debentures	1,428,455	1,135,793		1,364,840
Loans from shareholders	3,310,267	2,888,656		3,085,742
Other long-term liabilities	52,245	17,238	*	73,899
Employee benefits	4,817	6,211		5,837
Total non-current liabilities	4,795,784	4,047,988		4,530,318
Total liabilities	5,551,605	5,172,733		5,349,129
Capital deficit
Share capital	29	29		29
Share premium	85,557	85,557		85,557
Option warrants	48,219	48,219		48,219
Capital reserves	1,537,271	1,537,271		1,537,271
Capital reserve for share-based payments	10,280	10,280		10,280
Accumulated deficit	(5,804,663)	(5,502,144)		(5,643,190)
Total capital deficit	(4,123,307)	(3,820,788)		(3,961,834)
Total liabilities and capital	1,428,298	1,351,945		1,387,295

/s/ David Efrati	/s/ Ron Eilon	/s/ Mickey Naiman
David Efrati	Ron Eilon	Mickey Naiman
Authorized to sign on behalf of chairman of the board	CEO	CFO

(See Note 9)

Date of approval of the financial statements:  July 29, 2013

The notes to the condensed interim financial statements are an integral part thereof.

* Reclassified - see Note 2.G to the 2012 annual financial statements with regard to classification changes.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements  as at June 30, 2013

Condensed Interim Income Statements

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	807,381	825,436	403,840	408,732	1,635,994
Cost of revenues	518,995	527,991	260,881	255,754	1,067,087
Gross profit	288,386	297,445	142,959	152,978	568,907
Selling and marketing expenses	75,348	95,092	36,229	41,585	166,274
General and administrative expenses	78,025	76,260	39,146	36,905	149,884
Operating profit	135,013	126,093	67,584	74,488	252,749
Financing expenses	76,497	86,329	44,745	56,700	155,431
Finance revenues	(4,844)	(924)	(2,183)	(435)	(1,859)
Financing expenses due to shareholders' loans	224,525	210,741	125,678	124,614	407,826
Financing expenses, net	296,178	296,146	168,240	180,879	561,398
Loss before income tax	(161,165)	(170,053)	(100,656)	(106,391)	(308,649)
Income tax	474	453	282	253	1,668
Loss for the period	(161,639)	(170,506)	(100,938)	(106,644)	(310,317)

Basic and diluted losses per share (in NIS)	5,407	5,703	3,377	3,567	10,380

The notes to the condensed interim financial statements are an integral part thereof.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements  as at June 30, 2013

Condensed Interim Statements of Comprehensive Income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Loss for the period	(161,639)	(170,506)	(100,938)	(106,644)	(310,317)
Items of other comprehensive income not transferred to profit and loss
Actuarial gains (losses) from a defined benefit plan	166	-	-	-	(1,235)
Total other comprehensive profit (loss) for the period not transferred to profit and loss	166	-	-	-	(1,235)
Total comprehensive loss for the period	(161,473)	(170,506)	(100,938)	(106,644)	(311,552)

The notes to the condensed interim financial statements are an integral part thereof

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements  as at June 30, 2013

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Six months ended June 30, 2013 (unaudited)
Balance at January 1, 2013 (audited)	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(161,639)	(161,639)
Other comprehensive income for the period	-	-	-	-	-	166	166
Total comprehensive loss for the period	-	-	-	-	-	(161,473)	(161,473)
Balance at June 30, 2013 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,804,663)	(4,123,307)

Six months ended June 30, 2012 (unaudited)
Balance at January 01, 2012 (audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(170,506)	(170,506)
Other comprehensive income for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(170,506)	(170,506)
Balance at June 30, 2012 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,502,144)	(3,820,788)

The notes to the condensed interim financial statements are an integral part thereof

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements  as at June 30, 2013

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Three months ended June 30, 2013 (unaudited)
Balance at April 01, 2013 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,703,725)	(4,022,369)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(100,938)	(100,938)
Other comprehensive income for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(100,938)	(100,938)
Balance at June 30, 2013 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,804,663)	(4,123,307)

Three months ended June 30, 2012 (unaudited)
Balance at April 01, 2012 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,395,500)	(3,714,144)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(106,644)	(106,644)
Other comprehensive income for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(106,644)	(106,644)
Balance at June 30, 2012 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,502,144)	(3,820,788)

The notes to the condensed interim financial statements are an integral part thereof

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements  as at June 30, 2013

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the year ended December 31, 2012 (audited)
Balance at January 1, 2012 (audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive income for the year
Loss for the year	-	-	-	-	-	(310,317)	(310,317)
Other comprehensive loss for the year	-	-	-	-	-	(1,235)	(1,235)
Total comprehensive income for the year	-	-	-	-	-	(311,552)	(311,552)
Balance at January 1, 2008 (audited)	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)

The notes to the condensed interim financial statements are an integral part thereof

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements  as at June 30, 2013

Condensed Interim Statement of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Loss for the period	(161,639)	(170,506)	(100,938)	(106,644)	(310,317)
Adjustments:
Depreciation and amortization	126,058	119,644	64,105	53,802	248,250
Financing expenses, net	293,475	286,203	170,232	165,852	548,997
Loss (profit) from the sale of property, plant and equipment	724	466	(76)	522	504
Income tax expenses	474	453	282	253	1,668

Change in trade receivables	2,230	(2,477)	(1,263)	4,598	(3,447)
Change in other receivables	(3,071)	1,618	(127)	(719)	6,346
Changes in broadcasting rights, net of rights exercised	(18,941)	(34,376)	(4,839)	(19,836)	(46,777)
Change in trade payables and other liabilities	(6,200)	15,421	(16,255)	2,623	(24,271)
Change in employee benefits	(854)	40	(638)	(114)	(1,569)
	393,895	386,992	211,421	206,981	729,701
Income tax paid	(474)	(453)	(282)	(253)	(1,337)
Net cash flows from operating activities	231,782	216,033	110,201	100,084	418,047

Cash flows from investing activities
Proceeds from the sale of property, plant and equipment	117	172	82	63	471
Purchase of property, plant and equipment	(144,107)	(104,185)	(68,451)	(55,722)	(240,686)
Payments for software and licenses	(30,267)	(21,439)	(16,277)	(13,527)	(43,531)
Net cash used for investing activities	(174,257)	(125,452)	(84,646)	(69,186)	(283,746)

The notes to the condensed interim financial statements are an integral part thereof

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements  as at June 30, 2013

Condensed Interim Statement of Cash Flows (contd.)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from financing activities
Repayment of bank loans	-	(23,379)	-	(8,426)	(423,235)
Repayment of debenture principal	(31,695)	-	(31,695)	-	(58,211)
Short-term credit from banking corporations, net	(66,853)	(442)	(59,784)	-	66,046
Payment of liability for financial lease	(741)	(650)	(741)	(316)	(1,554)
Interest paid	(57,385)	(59,385)	(33,367)	(24,372)	(125,674)
Issue of Debentures, net	99,149	-	27,033	-	395,002
Net cash used for financing activities	(57,525)	(83,856)	(98,554)	(33,114)	(147,626)

Increase (decrease) in cash and cash equivalents	-	6,725	72,999	(2,216)	(13,325)
Cash and cash equivalents at beginning of period	-	13,325	(72,999)	22,266	13,325
Cash and cash equivalents at the end of the period	-	20,050	-	20,050	-

The notes to the condensed interim financial statements are an integral part thereof

DBS Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements  as at June 30, 2013

NOTE 1 – REPORTING ENTITY

D.B.S. Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel in 1998. The Company’s head office is at 6, Hayozma St., Kfar Saba, Israel.

The Company holds a license from the Ministry of Communications for satellite television broadcasts (“the License”).  The License is valid until January 2017 and may be extended for additional periods of six years under certain conditions.  The Company's operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the License terms.

Pursuant to its license, Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), is required to maintain structural separation between it and its subsidiaries, and between it and the Company. Furthermore, under the licenses of the Company and Bezeq, there are restrictions on the joint marketing of services (service bundles).

In 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq into Company shares, subject to certain conditions, and ruled against the merger.

In October 2012 the Antitrust Authority notified the Company that in its opinion cooperation between the Company and between Bezeq for the marketing of a joint service bundle constitutes cooperation between competitors (potential) in an area of competition (following the above ruling of the Supreme Court) amounting to a cartel arrangement (even if it complies with the terms of the broadcasting license) requiring exemption or approval under the Antitrust Law, and that the Antitrust Commissioner does not intend to grant an exemption from the requirement for approval of such an arrangement.

The Company believes that as a result of the development of competition between the telecommunications groups and the increasing importance of providing comprehensive communications services, if the restrictions on Bezeq’s control of the Company and on Bezeq’s cooperation with it remain intact, the adverse effect of these restrictions on the Company’s results is liable to increase.

NOTE 2 - BASIS OF PREPARATION

A.
Statement of compliance with IFRS

The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2012 (“the annual statements”). Additionally, these statements were prepared in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports) - 1970.

The condensed interim financial statements were approved by the Company's Board of Directors on July 29, 2013.

B.
Use of estimates and judgments

The preparation of the condensed financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgment of the management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements  as at June 30, 2013

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in these condensed interim financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2012, other than as described below:

First time application of new accounting standards

A.
Since January 1, 2013, the Company has been applying the amendment to IAS 19 - Employee Benefits ("the Amendment") As a result of the application of the Amendment, there has been a change in the method or measuring the liability for vacation days. Implementation of the amended standard has had no material effect on the financial statements.

B.
Since January 1, 2013, the Company has applied the amendment to IFRS 13, Fair Value Measurement. Application of the amended standard has had no material effect on the financial statements. Publication of the standard has led to expansion of the disclosure requirements in respect of the fair value of financial instruments in the interim financial statements. The requirements of the standard have been integrated into the financial statements in Note 7 concerning financial instruments.

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operation, the Company has accumulated substantial losses. The Company's net losses in 2012 amounted to NIS 310 million and net losses in the six months ended June 30, 2013 amounted to NIS 162 million. As a result of these losses, the Company's capital deficit and working capital deficit as at June 30, 2013 amounted to NIS 4,123 million and NIS 590 million, respectively.

B.	1.
As at June 30, 2013, the Company is in compliance with the financial covenants under its financing agreements and debentures.  As at June 30, 2013, the Company is in compliance with the debt/EBITDA ratio covenant fixed in Deed of Trust B (the Company's debt/EBITDA ratio at June 30, 2013 was 3.2).  The Company was also in compliance with the debt/EBITDA ratio covenant fixed in the 2012 debentures (the Company's debt/EBITDA ratio at June 30, 2013 was 3) and with the debt/(E-C) ratio covenant fixed in the 2012 debentures (the Company's debt/ (E C) ratio at June 30, 2013 was 8.5).

2.	For information pertaining to the raising of additional debt during the reporting period see Note 6 below.

3.
In the opinion of the management of the Company, its available financing resources will be sufficient for the Company’s operating requirements for the coming year, based on the cash flow forecast approved by the Company’s Board of Directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

DBS Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements  as at June 30, 2013

NOTE 5 – CONTINGENT LIABILITIES

Legal claims

Various lawsuits have been filed against the Company and it faces various pending legal proceedings (in this section: “legal claims”).

In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions, where provisions are required, to cover its exposure resulting from such legal claims.

As at June 30, 2013, the exposure resulting from the legal claims filed against the Company in respect of various matters amounts to NIS 104,210,000. These amounts and all the amounts of the claims in this note do not include interest and linkage.

Below is a description of the pending material legal claims against of the Company's as at June 30, 2013, classified by groups with similar characteristics.

A.
Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company.  Most of these claims are for alleged non-payment of salary components and withholding salary payment.  As at June 30, 2013, these claims amounted to NIS 58,790,000.  In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1,520,000 where provisions are required to cover the exposure resulting from such claims.

B.
Customer claims

During the normal course of business, various legal claims were find against the Company by its customers. These are mainly motions for certification of class actions (and resulting claims) usually concerning contentions of unlawful collection of payment and impairment of the service provided by the Company. As at June 30, 2013, these claims amounted to NIS 44,030,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions in the amount of NIS 5,338,000, where provisions are required, to cover the exposure resulting from such claims. Also see Note 8 below.

C.
Supplier and communication provider claims

During the normal course of business, various legal claims were find against the Company by suppliers of goods and/or services to the Company. As at June 30, 2013, these claims amounted to NIS 1,390,000. In the opinion of the Company's lawyers, financial resources will not be needed to dismiss some of these claims and some claims are in preliminary stages and therefore it is not able to estimate the likelihood of their success.

DBS Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements  as at June 30, 2013

NOTE 6 – EVENTS DURING THE REPORTING PERIOD

A.
On March 13, 2013 S&P Maalot awarded an ilA- rating to additional debenture issues to be issued by the Company by means of a new issue of debentures and/or expansion of an existing series in relation to total borrowing of up to NIS 200 million par value.

During the first half of 2013 the Company executed additional issues of debentures (Series B) by way of series expansion in the amount of NIS 99.7 million. For information regarding the terms of the debentures see Note 14 to the financial statements as at December 31, 2012.

B.
On May 8, 2013 the general meeting of the shareholders of Bezeq approved the Company's vote in the general meeting of the shareholders in favor of amending the Company's existing engagement with Space Communications Ltd. and extending it with regard to the leasing of space segments on the Amos 2, Amos 3, Amos 6 satellites and/or any other satellite that may be agreed upon between the parties, until the end of 2028, and in an amount of USD 227 million for the entire period. Furthermore, on the same day, the general meeting of the shareholders approved the engagement in the foregoing agreement.

NOTE 7 - FINANCIAL INSTRUMENTS

Fair value

A.
Fair value compared to carrying amounts

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, trade receivables, other receivables, deposits, derivatives, bank overdrafts, loans and short-term credit, trade payables, other payables are equal to or approximate their fair value. The fair value of financial assets and financial liabilities, and the carrying amounts which are presented in the statement of financial position, are as follows:

	At June 30, 2013
	Carrying amount	Fair value
	NIS thousands

Debentures, including accrued interest	1,665,410	1,819,972

B.
Fair value hierarchy

The fair value of financial instruments measured at fair value is determined using the valuation method based on the level of the fair value hierarchy.

The various levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) for identical instruments in an active market

•	Level 2: data observed, directly or indirectly, which are not included in Level 1

•	Level 3: data not based on observable market data

C.
Data regarding fair value measurement at level 2

During the first half of 2013 the Company entered into several forward transactions in order to reduce exposure to exchange rate fluctuations. The fair value of the forward transactions is determined by using observable market data. The net fair value of these forward contracts at June 30, 2013 (liability) is NIS 1.2 million.

DBS Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements  as at June 30, 2013

NOTE 8 – SUBSEQUENT EVENTS

A.
On July 4, 2013, a legal claim and motion for certification as a class action was filed with the Central District Court against the Company and against HOT Cable Communications Systems Ltd. ("HOT"). The applicants contend that the Company and HOT ("the respondents") violated the provisions of the communications laws by advertising and promoting, over many years, the interests of various commercial entities during their broadcasts.

The applicants petitioned the Court to certify the suit as a class action; to declare that any advertising and promotion of interests by the respondents, contrary to the law, establishes the right to compensation for the members of the group; to order the respondents to pay the members of the group no less than the full value of the benefit they derived from advertising and promoting interests of commercial entities or various brands, and compensation for breach of contract, violation of autonomy of will, and additional special compensation. The applicants did not stipulate the amount of the suit. Due to the fact that the proceeding is in a preliminary stage, the Company is unable to assess the likelihood of the claim succeeding.

B.
On July 10, 2013, the Company received a letter from the municipality of Kfar Saba with regard to an amendment to its municipal taxes assessment for 2010 through 2013, in which it demands an additional tax payment of NIS 9 million within 30 days from receipt of the letter. The municipality also informed the Company in the foregoing letter that the Company has the right to file an objection against the assessment within 90 days from date of receipt of the letter and to appeal the municipality's response to such objection. In its letter dated July 14, 2013, the Company requested, through its legal counsel that the municipality not take any collection measures until after the date for filing an objection, as it refutes the assessment provisions and that it intends to file an objection and administrative petition, if necessary.  The Company is examining the foregoing claim and is at this stage unable to assess the likelihood of it succeeding.

NOTE 9 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

As at the date of approval of the financial statements the Company's Board of Directors does not have an incumbent chairperson. Consequently, on July 29, 2013  the Company's Board of Directors certified David Efrati, a director of the Company, to serve as chairman of the Board of Directors' meeting convened to approve the financial statements and to sign the Company's financial statements as at June 30, 2013.